SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

Dated: March 30, 2012

Commission File No. 001-33811

NAVIOS MARITIME PARTNERS L.P.

85 Akti Miaouli Street, Piraeus,

Greece 185 38

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

SIGNATURES
EXHIBIT INDEX
EX-10.1

On March 30, 2012, Navios Maritime Partners L.P. (“Navios Partners”) entered into a Ninth Supplemental Agreement, to amend the Facility Agreement dated November 15, 2007, between Navios Partners and Commerzbank AG and DVB Bank SE, as lenders, and the other parties identified therein. The amendment provides for adjustments to certain of the repayment amounts and the application of certain prepaid amounts. The Ninth Supplemental Agreement is attached as Exhibit 10.1 to this Report and is incorporated herein by reference.

The information contained in this Report is hereby incorporated by reference into the Registration Statement on Form F-3, File No. 333-170284.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME PARTNERS L.P.

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer
Date: April 9, 2012

EXHIBIT INDEX

Exhibit No.	Exhibit

10.1	Ninth Supplemental Agreement dated March 30, 2012